Exhibit 99.1

Fortuna provides an update on its response to the worldwide spread of COVID-19

Vancouver, April 2, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) provides an update on the status of its operations (refer to Fortuna news release dated March 17, 2020), production and cost guidance for 2020 and its financial position in response to the COVID-19 pandemic.

Caylloma Mine, Peru

On Sunday, March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19 which included: the closing of international borders and a declaration of a fifteen-day period of mandatory national “social isolation”. The period of social isolation has been subsequently extended to April 12, 2020.

The Company is working under the regulatory framework issued by the Ministerio de Energía y Minas (MINEM) and the Ministerio del Interior (MININTER), which allows mines to operate during this period with essential personnel. The Caylloma Mine continues to operate with a reduced task force drawing ore from its coarse ore stockpile. The transportation of concentrates and essential supplies continues to be permitted, and the operation has sufficient stock of critical supplies, consumables, and camp provisions to cover the extended isolation period.

San Jose Mine, Mexico

On March 31, 2020, the Government of Mexico announced extraordinary measures in response to the spread of COVID-19, which includes the suspension of all non-essential activities, including mining, until April 30, 2020. As a result, the Company has initiated the orderly temporary suspension of mining and processing activities. A reduced task force will remain on site to safeguard critical infrastructure and maintain environmental monitoring through the suspension period.

Lindero Project, Argentina

On March 19, 2020, the Government of Argentina declared effective at midnight a period of mandatory national “social isolation” in relation to COVID-19, effective until March 31, 2020. The period of isolation has been subsequently extended until April 13, 2020. All construction activities have been temporarily halted at Lindero and a reduced task force remains on site to maintain critical activities including security and environmental monitoring over the extended isolation period.

The Company is assessing the impact of the temporary suspension of construction on the project´s timeline and budget.

2020 Production and Cost Guidance

As a result of the government-mandated constraints on business in the countries that host our operations and the uncertainties related to these constraints, the Company is currently unable to determine the impact on its production and cost guidance for 2020. Therefore, the Company is withdrawing production and cost guidance for 2020 (refer to Fortuna news release dated February 20, 2020) until further notice.

Financial Position

As of the financial year ended December 31, 2019, Fortuna had total liquidity available of $123.4 million, comprised of $83.4 million in cash and an undrawn amount of $40 million (subsequently drawn) under its $150 million credit facility.  An aggregate of $30 million matures on December 31, 2020, with the balance maturing in January 2022.

The credit facility requires the Company to maintain a debt to EBITDA ratio of not more than 3:1.   As of the financial year ended December 31, 2019, the debt to EBITDA ratio was 1.7:1.

The Company has implemented measures to reduce spending and capital expenses consistent with the current uncertain business environment. These measures include the postponement of approximately 40 percent of sustaining capital budgets, a 60 percent reduction in the Brownfields exploration budget and reductions in senior executive annual compensation and other corporate expenses.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price; the duration of the suspension of operations at the San Jose mine and the Lindero Project and the reduced operations at the Caylloma mine, the production and cost forecasts and guidance for 2020 . Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19,changes in general economic conditions and financial markets; the duration of government restrictions on business related to COVID-19; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.